October 13, 2006

Mr. Michael Fay
Accounting Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 90549-3561

RE	Point.360
Form 10-K: For the Year Ended December 31, 2005
Form 10-Q: For the Period Ended March 31, 2006
File Number: 000-21917

Dear Mr. Fay:

The following is provided in response to your September 29, 2006 letter to Haig S. Bagerdjian. The paragraph numbers correspond to those in your letter.

1. Item 10(i) (C) and (D) of Regulation S-K permit the use of non-GAAP financial measures if there is a statement as to why we think the measure is useful information and the reasons we use such a measure are set forth. Item 10 (ii) (B) forbids adjusting a non-GAAP measure to exclude non-recurring or infrequent charges or gains if they are reasonably likely to recur within two years or there was a similar charge or gain in the prior two years. Questions 8, 9, 14 and 15 of the staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003, permits the use of EBITDA as a performance measure if it is reconciled to net income, the recurring adjustments to net income are clearly identified as such, and the following disclosures accompany the reconciliation:

•	The manner in which management uses the non-GAAP measure to conduct to evaluate its business;

•	The economic substance behind management’s decision to use such a measure;

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Below is a draft of our planned disclosure with respect to EBITDA for the 2006 Form 10-K:

“EBITDA is defined herein as earnings before interest, taxes, depreciation and amortization. Interest, taxes, depreciation and amortization are annual recurring costs for the Company. EBITDA represents a performance measure before deducting interest which can vary depending upon debt levels, taxes which can affect net income depending upon effective tax rates from year to year, and depreciation and amortization expenses which do not require a cash outlay. Management uses EBITDA (i) to measure the Company’s performance as compared to its competitors which also disclose EBITDA, (ii) as the principle performance criteria for banks and financial institutions as the basis for covenant compliance calculations, and (iii) to compare performance among the Company’s facilities. EBITDA is also a common performance measurement used to determine the possible contributions to earnings of acquisition candidates. EBITDA is not a performance measure in accordance with Generally Accepted Accounting Principles (“GAAP”) and is not to be considered as an alternative to net income or any other GAAP measurements as a measure of operating performance. The Company’s determination of EBITDA may not be comparable to other similarly titled measures of other companies. Using EBITDA as a performance measure may lead to erroneous conclusions as to the Company’s income, the most directly comparable GAAP measure. A reader of the financial statements should concentrate on computation net income shown in accordance with GAAP, while using the EBITDA reconciliation to net income shown below as supplemental disclosure.”

A table showing the computation of EBITDA will follow the above explanation.

2. The assumptions used in preparing the financial projections for year one of the forecast periods used to compute Business Enterprise Value were the same for the high, moderate and low cases. We started with a sales budget prepared by the sales executives by customer which predicted 2006 revenues by location (we have 11 operating facilities). We also reduced sales expectations by accounts that might be lost. We obtained industry revenue forecasts for the next five years which, although none were available specifically for our unique mix of services, provided indicators of overall market trends. This was a very detailed analysis which then formed the basis for budgeting costs and needed capital expenditures.

We believed the moderate case to be the most probable because of the detailed analysis and our belief that the new top level sales management team (approximately one year with the Company at the time the 2006 budget was prepared with many successes in 2005) could reasonably predict 2006 revenues. By that time, the Company negotiated contracts with new customers such as Burger King, Pepsi, BMW an others. Our confidence level in the moderate case was also influenced by published industry data which indicated even greater growth. Using a low 3% moderate case growth rate in future years was also deemed reasonable at the time. Hence, we assigned an 85% probability factor to the moderate case even though the preceding several years sales were not as great.

From a cost perspective each dollar of additional sales generates incrementally more gross margin due to a large installed investment in capital equipment and the need to maintain a workforce of service personal to accommodate possible orders. Using existing capacity and personnel to fulfill incremental revenues has a positive effect on gross margins. That being said, our budget process for cost is to analyze personnel and other expenses person by person and account by account. Pay increases, turnover, escalating rents, communications and delivery costs are likewise scrutinized.

After completing the 2006 budget and the September 2005 impairment test, we compared actual results for the quarter ended March 31, 2006 to the 2006 budget noting that actual sales were within 3.5% of budget. While gross margins were $575,000 less than budget, SG&A expenses were $520,000 favorable to budget, operating income was within $ 55,000 of budget, net income was within $29,000 of budget and EBITDA was within $78,000 of budget, leading us to the conclusion that the 2006 “moderate” forecast was still reasonable. Overall, results were relatively close to the first quarter forecast contained in the 2006 budget.

However, in the fourth quarter of 2005 we entered a sale/leaseback contract for one of our facilities that generated approximately $14 million of cash that was used to extinguish debt in March 2006. This significant event and the resulting changes to our balance sheet and capital structure lead to an additional impairment test. As of the March 29, 2006 filing date for the Form 10-K, no goodwill impairment was required. I have provided you with a copy of that impairment test in my August 21, 2006 letter to you.

You also asked for a sensitivity analysis assuming the moderate case was given weights of 50% and 25%. Assuming that the difference between these percentages and the 85% weighting in our impairment test was evenly distributed to the high and low cases, we still pass the test. As a further sensitivity analysis, if we had assigned 62% to the moderate case, 38% to the low case and 0% to the high case, small impairment would be indicated.

As stated in my August 21 and September 19, 2006 letters to you, we will conduct our annual impairment test as of September 30, 2006. We realize that the test requires a properly prepared budget for the first year in the forecast period based on reasonable assumptions. The test results will be disclosed in our September 30, 2006 Form 10-Q.

If you have any questions regarding this communication, please call the undersigned at 818-565-1444.

Very Truly Yours,

Alan R. Steel
Executive VP, Finance and Administration
Chief Financial Officer

ARS/cht